Exhibit 7.03

Execution Version

CONFIDENTIAL

December 4, 2015

Timely Star Limited

12/F., Kin Tech Industrial Building,

26 Wong Chuk Hang Road,

Aberdeen, Hong Kong

Ladies and Gentlemen:

This letter agreement (this “Agreement”) sets forth the commitments of John C.K. Sham, President and Chief Executive Officer of Global-Tech Advanced Innovations Inc., (“Mr. Sham”), subject to the terms and conditions contained herein, to purchase, directly or indirectly, certain equity interests of Timely Star Limited, a company with limited liability incorporated under the laws of the British Virgin Island (“Parent”). It is contemplated that, pursuant to that certain Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), dated as of the date hereof, by and among Global-Tech Advanced Innovations Inc., a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), Parent and Timely Merit Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving entity of such Merger and a wholly owned subsidiary of Parent. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

1. Commitments. Mr. Sham hereby commits (the “Commitment”), subject to the terms and conditions set forth herein, that, at or prior to the Closing, he shall subscribe for (or cause to be subscribed for), directly or indirectly through one or more intermediate entities, ordinary shares of Parent with an aggregate purchase price of $9,249,383 solely to (a) fund all amounts required to be paid by Parent pursuant to the Merger Agreement, (b) fund other payment obligations of Parent and Merger Sub required to be performed prior to and including the Effective Time under the Merger Agreement and (c) pay all fees and expenses required to be paid by Parent and Merger Sub pursuant to the Merger Agreement.

2. Conditions. Mr. Sham’s Commitment shall be subject to the satisfaction or waiver of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Closing set forth in Sections 8.01 and 8.02 of the Merger Agreement (in each case, other than any conditions that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions).

3. Guarantee. Concurrently with the execution and delivery of this Agreement, Mr. Sham is executing and delivering to the Company a guarantee of Parent’s and Merger Sub’s obligations under the Merger Agreement (the “Guarantee”).

4. Parties in Interest; Third Party Beneficiaries. The parties hereto hereby agree that their respective agreements and obligations set forth herein are solely for the benefit of the other party hereto and its respective successors and permitted assigns, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the obligations set forth herein; provided, that the Company is an express third party beneficiary of this Agreement and shall have the enforcement rights provided in Section 5 of this Agreement.

5. Enforceability. This Agreement may only be enforced by (a) Parent at the direction of Mr. Sham and (b) the Company pursuant to the Company’s right to seek specific performance of Parent to enforce Mr. Sham’s obligation to fund its Commitment in accordance with the terms hereof or in accordance with the Merger Agreement. Parent’s creditors (other than the Company to the extent provided herein) shall have no right to enforce this Agreement or to cause Parent to enforce this Agreement. Mr. Sham agrees that Parent and the Company shall be entitled to reimbursement of all reasonable costs and expenses, including without limitation, all reasonable attorney’s fees and expenses, incurred in connection with any proceeding arising out of or relating to a breach of this Agreement by Mr. Sham.

6. No Modification; Entire Agreement. This Agreement may not be amended or otherwise modified without the prior written consent of Parent, Mr. Sham and the Company. Together with the Merger Agreement, the Guarantee and the Support Agreement, this Agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between Mr. Sham or any of his Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, with respect to the transactions contemplated hereby. No transfer of any rights or obligations hereunder shall be permitted without the written consent of Parent, Mr. Sham and the Company. Any transfer in violation of the preceding sentence shall be null and void ab initio.

7. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without regard to the conflicts of laws provisions thereof or of any other jurisdiction.

(b) Subject to the last sentence of this Section 7, any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules in force as at the date of this Agreement (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

8. Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each party has received counterparts signed by each of the other parties, it being understood and agreed that delivery of a signed counterpart of this Agreement by facsimile transmission or by email shall constitute valid and sufficient delivery thereof.

9. Termination. The obligation of Mr. Sham under or in connection with this Agreement will terminate automatically and immediately upon the earlier to occur of (a) the consummation of the Closing (at which time all such obligations shall be discharged, but subject to the performance of such obligations) and (b) the termination of the Merger Agreement pursuant to its terms (unless the Company shall have initiated a claim or proceeding under this Agreement prior to such termination, in which case, such obligation and this Agreement shall terminate upon the final, non-appealable resolution of such action and satisfaction by Mr. Sham of any obligations finally determined or agreed to be owed by Mr. Sham, consistent with the terms hereof). The termination of this Agreement shall have no effect on the Guarantee.

10. No Assignment. Mr. Sham cannot assign his rights and obligations under this Agreement without Parent’s and Company’s consent. The Commitments evidenced by this Agreement shall not be assignable, in whole or in part, by Parent without Mr. Sham’s prior written consent, and the granting of such consent in a given instance shall be solely in the discretion of Mr. Sham and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment. Any purported assignment of this Agreement or the Commitment in contravention of this Section 10 shall be null and void ab initio.

11. Representations and Warranties. Mr. Sham hereby represents and warrants to Parent that (a) he has the requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby, (b) no other actions or proceedings on the part of Mr. Sham are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (c) this Agreement has been duly and validly executed and delivered by him and constitutes a valid and legally binding obligation of him, enforceable against him in accordance with the terms of this Agreement, (d) he has available funds in excess of the sum of his Commitment hereunder plus the aggregate amount of all other commitments and obligations he currently has outstanding and (e) the execution, delivery and performance by Mr. Sham of this Agreement do not (i) violate any applicable Law or judgment or (ii) result in a violation or breach of, or constitute a default under any Contract to which Mr. Sham is a party or by which him or his properties or assets may be bound to the extent the same may reasonably be expected to adversely affect the rights of the Company or Parent hereunder.

[Remainder of this page intentionally left blank – signature page follows]

Sincerely,

JOHN C.K. SHAM

By:	/s/ John C.K. Sham

Agreed to and accepted:

TIMELY STAR LIMITED

By:	/s/ John C.K. Sham
Name:	John C.K. Sham
Title:

[Equity Commitment Letter Signature Page]